Exhibit 99.1

Date: April 11, 2022	100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com

To: All Canadian Securities Regulatory Authorities
Subject: Shopify Inc.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	April 19, 2022
Record Date for Voting (if applicable) :	April 19, 2022
Beneficial Ownership Determination Date :	April 19, 2022
Meeting Date :	June 7, 2022
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
CLASS A SUBORDINATE VOTING SHS	82509L107	CA82509L1076
CLASS B MULTIPLE VOTING SHARES	82509L206	CA82509L2066

Sincerely,

Computershare
Agent for Shopify Inc.